

November 12, 2012

Via E-mail
Ms. Karin Weaver
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas 78257

> **Re:** **Cracker Barrel Old Country Store, Inc.**
> **Definitive Additional Proxy Soliciting Materials**
> **Filed on October 25, 2012 by Biglari Holdings Inc.**
> **File No. 001-25225**

Dear Ms. Weaver:

We have reviewed your letter dated November 9, 2012 and have the following comment.

<u>General</u>

1. We note your response to prior comment 2. In your response, you have cited your Form 13F filed August 14, 2012 as containing support for your assertions that Biglari is currently a "diversified holding company" and that Cracker Barrel falls into the "pile of a partially-owned business." Your Form 13F shows that investments in the other businesses noted in your response constitute approximately 5% of your holdings. Furthermore, we note from your most recent Form 10-K that investments represent less than 20% of your total assets. Please confirm that you will refrain from making the above statements in future filings, modify them so that they reflect your intention, rather than an actuality, or provide further support.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Michael R. Neidell, Esq.
        Olshan Frome Wolosky LLP